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FOR IMMEDIATE RELEASE
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      EDB BUSINESS PARTNER ASA EXTENDS TENDER OFFER FOR TELESCIENCES, INC.
                              TO DECEMBER 7, 1999

OSLO, NORWAY, NOVEMBER 23 -- EDB Business Partner ASA, a Norwegian limited company, announced today that EDB Business Partner ASA and Telesciences, Inc. have agreed to extend the offer of EDB 4tel Acquisition, Inc., a wholly owned subsidiary of EDB Business Partner, to purchase all outstanding shares of common stock of Telesciences for $8.79 per share until 12:00 Midnight, New York City time, on Tuesday, December 7, 1999. This tender offer is being made pursuant to an Agreement and Plan of Merger between Telesciences, Inc., EDB Business Partner ASA and EDB 4tel Acquisition Corp. dated October 19, 1999. As a consequence of the extension of the expiration date, holders of Telesciences common stock may tender or withdraw shares until 12:00 Midnight, New York City time, on Tuesday, December 7, 1999, unless the offer is further extended. The offer was previously scheduled to expire at 12:00 Midnight, New York City Time, on Monday, November 22, 1999.

Based on the latest count of tendered shares, approximately 900,705 shares of Telesciences common stock, or approximately 86 percent of common shares outstanding, have been validly tendered and not withdrawn pursuant to the tender offer.

Headquartered in Oslo, with development offices in Norway, Ireland and Paris, EDB 4tel has more than 800 employees. Originating in the R&D division of Telenor, Norway's incumbent operator, it was spun off as a separate business unit in 1998, before merging with one of Norway's leading IT groups - EDB Business Partner ASA - and changing its name to EDB 4tel.

Serving telecommunications and information service providers worldwide for 30 years, Telesciences, Inc is an ISO certified company. Telesciences is recognized as a leader in the provision of real-time billing data collection and processing, fraud management and traffic management systems. Additional information on Telesciences can be found on its home page at http://www.telesciences.com.

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, the volatility of international markets, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

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Company Contact:
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Eivind Kinck
Executive Vice President
EDB Business Partner ASA
Phone: 011 47 22 72 8001